Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Three Months Ending March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Net earnings attributable to Berkshire Hathaway shareholders	$5,589	$24,083	$19,872	$19,476	$14,824	$10,254
Income tax expense	799	10,532	7,935	8,951	6,924	4,568
Earnings attributable to noncontrolling interests	68	331	298	369	488	492
(Earnings) loss from equity method investments	(277)	(83)	33	255	—	—
Dividends from equity method investments	204	547	—	—	—	—
Fixed charges	1,318	4,134	3,882	3,386	3,304	3,219

Earnings available for fixed charges	$7,701	$39,544	$32,020	$32,437	$25,540	$18,533

Fixed charges
Interest expense, including amortization(1)	$1,173	$3,515	$3,253	$2,801	$2,744	$2,664
Rentals representing interest and capitalized interest	145	619	629	585	560	555

	$1,318	$4,134	$3,882	$3,386	$3,304	$3,219

Ratio of earnings to fixed charges	5.84x	9.57x	8.25x	9.58x	7.73x	5.76x

(1)	Includes foreign currency exchange losses on Euro denominated debt issued by Berkshire of $248 million for the first three months of 2016 and $69 million for the year ended December 31, 2015.